Fuer International, Inc.

Neiwei Road

Fulaerji District, Qiqihar

161041 Heilongjiang

China

June 24, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division Of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re:	Fuer International, Inc. Registration Statement on Form S-1 Filed January 14, 2011 File No. 333-171715

Ladies and Gentlemen:

Fuer International, Inc., a Nevada corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-171715), as initially filed with the Securities and Exchange Commission (“Commission”) on January 14, 2011 (“Registration Statement”) be withdrawn. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Curtis Stefanak, Esq. of Dentons US LLP, via email at curtis.stefanak@dentons.com or via facsimile at (212) 768-6800.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Mr. Stefanak at (212) 768-6748.

Thank you for your assistance with this matter.

Very truly yours,

FUER INTERNATIONAL, INC.

By:	/s/ Li Zhang
Li Zhang
Chief Executive Officer